UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: October 28, 2014

UBS AG

Commission File Number: 1-15060

UBS Group AG

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

UBS AG (“UBS”) produces regular quarterly reports, which are submitted to the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. Certain of this additional disclosure follows herein, and should be read in conjunction with UBS’ annual report on Form 20-F for the year ended 31 December 2013, filed with the SEC on 14 March 2014, as well as UBS’s first quarter 2014 report, second quarter report and third quarter report, submitted to the SEC on Forms 6-K on 6 May 2014, 29 July 2014 and 28 October 2014, respectively.

Capitalization of UBS

The following table presents the consolidated capitalization of UBS in accordance with International Financial Reporting Standards (IFRS) and translated into US dollars.

Capitalization of UBS

	As of
	30.9.14		30.6.14
in million	CHF	USD	CHF	USD
Debt
Short term debt issued [1]	59,104	61,900	47,687	53,775
Long term debt issued [2]	102,087	106,916	93,272	105,181

Total debt issued	161,191	168,816	140,959	158,956

Equity attributable to UBS shareholders	50,824	53,228	49,532	55,856
Equity attributable to preferred note holders	1,962	2,055	1,879	2,119
Equity attributable to non-controlling interests	41	43	39	44

Total capitalization	214,018	224,143	192,409	216,975

1	Short-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS with a remaining maturity of less than one year.
2	Long-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS with a remaining maturity of more than one year.

Swiss franc (CHF) amounts as of 30 September 2014 have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.04731 (the exchange rate in effect as of 30 September 2014), and CHF amounts as of 30 June 2014 have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.12768 (the exchange rate in effect as of 30 June 2014).

Ratio of Earnings to Fixed Charges

The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred share dividends are not presented as there were no mandatory preferred share dividends in any of the periods indicated.

		For the quarter ended		For the year ended
CHF million, except for ratio		30.9.14		31.12.13	31.12.12		31.12.11	31.12.10	31.12.09
Pre-tax earnings from continuing operations		(561)		3,287	(1,851)		5,025	6,983	(3,138)
Add: Fixed charges		1,638		8,030	10,688		11,831	13,471	17,939

Pre-tax earnings before fixed charges		1,078		11,317	8,836		16,856	20,454	14,801

Fixed charges:
Interest expense		1,478		7,351	9,990		11,143	12,657	17,016
Other	[1]	160		679	698		688	814	923

Total fixed charges		1,638		8,030	10,688		11,831	13,471	17,939

Ratio of earnings to fixed charges	[2]	0.66	[3]	1.41	0.83	[3]	1.42	1.52	0.83	[3]

1	Other fixed charges relate to the interest component of rental expense. 2 A ratio of earnings to combined fixed charges and preference security dividend requirements is not presented as it equals the ratio of earnings to fixed charges. 3 For the quarter ended 30 September 2014 and the years ended 31 December 2012 and 31 December 2009, the ratio of earnings to fixed charges was less than 1.00. The amount by which total fixed charges exceeded pre-tax earnings from continuing operations for these periods was CHF 561 million, CHF 1,851 million and CHF 3,138 million, respectively.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) the registration statement of UBS Group AG on Form F-4 (Registration Number 333-199011) and into each prospectus outstanding thereunder, (3) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (4) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: October 28, 2014